SECURITIES AND EXCHANGE COMMISSION

06008748

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-52850 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Brockhouse & Cooper Inc.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 Réné-Levesque Ouest, Suite 4025
(No. and Street)

Montréal (City) | Quebec (State) | H3B 4W8 (Zip Code)

SEC MAIL RECEIVED PROCESSING SECTION MAY 25 2006 WASH., D.C. 213

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Messias (514) 932-7171
(Area Code — Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**BDO Dunwoody LLP**
(Name — if individual, state last, first, middle name)

**4150 Ste-Catherine St. West, 6th Floor** (Address) | **Montréal** (City) | **Quebec** (State) | **H3Z 2Y5** (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not in residence in United States or any of its possessions.

PROCESSED
JUN 26 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, Howard Messias, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brockhouse & Cooper Inc.,as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Nadia Brosseau, notary

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (p) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Brockhouse Cooper

# Brockhouse & Cooper Inc.
## Consolidated Statements of Financial Condition
### March 31, 2006 and 2005
### (Expressed in U.S. dollars)

Brockhouse & Cooper Inc.
# Consolidated Statements of Financial Condition
**March 31, 2006 and 2005**
**(Expressed in U.S. dollars)**

**Contents**

BDO
Objectif croissance
Driving growth

**BDO Dunwoody** s.r.l./LLP
Comptables agréés et conseillers
Chartered Accountants and Advisors

4150, rue Sainte-Catherine O.
6e étage / 6th floor
Montréal Québec Canada H3Z 2Y5
Tél./Phone: (514) 931-0841
Téléc./Fax: (514) 931-9491
www.bdo.ca

# Independent Auditors' Report

**To the Shareholders of**
**Brockhouse & Cooper Inc.**
**Montreal, Quebec**

We have audited the accompanying consolidated statements of financial condition of Brockhouse & Cooper Inc. as of March 31, 2006 and 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brockhouse & Cooper Inc. as of March 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

BDO Dunwoody LLP

Chartered Accountants

Montreal, Quebec
April 28, 2006

## Brockhouse & Cooper Inc.
## Consolidated Statements of Financial Condition
**(Expressed in U.S. dollars)**

| March 31 | 2006 | 2005 |
|---|---|---|
| **Assets** | | |
| **Current** | | |
| Cash and cash equivalents (Note 3) | $ 3,176,639 | $ 5,574,230 |
| Due from clients (Note 4) | 12,111,748 | 159,566 |
| Due from brokers (Note 4) | 4,250,832 | 1,732,682 |
| Accounts receivable | 261,050 | 212,708 |
| Income taxes receivable | 264,282 | - |
| Securities owned, at market (Note 5) | 1,139,868 | 1,813,544 |
| Due from related party (Note 9) | 149,258 | 106,135 |
| Prepaid expenses | 2,059 | 1,960 |
| | 21,355,736 | 9,600,825 |
| **Stock exchange shares at cost** (Note 6) | 1 | 1 |
| **Fixed assets** (Note 7) | 290,983 | 196,100 |
| **Investment** (Note 8) | 205,016 | 277,279 |
| **Deferred charges** | 208,350 | - |
| | $ 22,060,086 | $ 10,074,205 |
| **Liabilities and Stockholders' Equity** | | |
| **Current liabilities** | | |
| Due to clients (Note 4) | $ 3,305,716 | $ 930,273 |
| Due to brokers (Note 4) | 12,105,017 | 149,573 |
| Accounts payable and accrued expenses | 568,367 | 320,137 |
| Dividend payable | 1,597,030 | 2,957,365 |
| Income taxes payable | - | 777,257 |
| | 17,576,130 | 5,134,605 |
| **Commitments** (Notes 10 and 11) | | |
| **Stockholders' equity** | 4,483,956 | 4,939,600 |
| | $ 22,060,086 | $ 10,074,205 |

On behalf of the Board,

[signature] Director

R. L. Cooper Director

The accompanying notes are an integral part of these financial statements.

## 1. Organization and Nature of Business

Brockhouse & Cooper Inc. (the "Company"), incorporated under the Canada Business Corporations Act, provides brokerage and financial advisory services. Brockhouse & Cooper Inc. is a member of the Investment Dealers Association of Canada (IDA), the National Association of Securities Dealers, Inc. (NASD) and the London Stock Exchange Inc. (LSE), is an Approved Participant in the Bourse de Montréal Inc., and is a Participating Organization in The Toronto Stock Exchange Inc. and The TSX Venture Exchange.

## 2. Significant Accounting Policies

**Basis of accounting**

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

**Basis of consolidation**

The consolidated financial statements include the accounts of the Company's integrated wholly-owned subsidiaries, Brockhouse and Cooper International, Inc. and 4343191 Canada Inc. The assets and liabilities of the parent-founded subsidiary companies are initially recorded at cost. All significant intercompany transactions and balances have been eliminated on consolidation.

**Use of estimates**

The presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

**Securities owned**

Securities owned are recorded at market value. Securities listed on national and international exchanges are valued at the last sales price on the date of valuation.

**Stock exchange shares**

Stock exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

**Fixed assets**

Fixed assets are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line basis as follows:

| | |
|---|---|
| Technology equipment | - 2 years |
| Furniture and fixtures | - 5 years |
| Leasehold improvements | - 5 years |

**Investment**

The investment in a company subject to significant influence is accounted for under the equity method.

**Deferred charges**

Deferred charges are comprised of initial start-up costs incurred by a wholly-owned subsidiary company which had not commenced operations at year end. These costs will be amortized over their estimated useful lives once operations begin.

**Income taxes**

The amount of current taxes receivable / payable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

**Financial instruments and brokerage agreements**

The company's financial instruments consist of cash, term deposit, due from (to) clients, due from (to) brokers, accounts receivable, securities owned, due from related party and accounts payable and accrued expenses.

The company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, bankers and other financial institutions. If these transactions do not settle because of failure to perform by either a client or counterparty, the company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The company's risk is normally limited to the differences in market values of the securities.

Foreign exchange risk arises due to fluctuations in foreign currency rates. The company conducts a significant portion of its business in foreign currencies.

Interest rate risk arises due to fluctuations in interest rates. The company is exposed to interest rate risk on fixed rate securities owned.

(Expressed in U.S. dollars)

**Foreign currency translation**

The functional currency of Brockhouse & Cooper Inc. is the Canadian dollar. Transactions and the financial statements of the subsidiary were translated into the functional currency using the temporal method. Under this method, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at the transaction date. At the year end date, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in income in the current period.

These financial statements have been translated from the functional currency into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at the exchange rate in effect at the balance sheet date.

**Cash and cash equivalents**

Cash and cash equivalents consist of bank balances and term deposits with maturities of three months or less.

## 3. Cash Segregated Under Regulations of the U.S. Securities and Exchange Commission ("SEC")

Cash of $355,694 (2005 - $249,846) has been segregated in special reserve bank accounts for the exclusive benefit of customers, in accordance with SEC Rule 15c3-1.

## 4. Due from / to Clients and Brokers

Included in the balances due from / to clients and brokers are the following amounts resulting from transactions which failed to settle on the contracted settlement date:

| | **2006** | 2005 |
|---|---|---|
| Due from clients | **$ 12,103,617** | $ 149,555 |
| Due from brokers | **$ 2,894,264** | $ 641,644 |
| Due to clients | **$ 2,894,264** | $ 641,644 |
| Due to brokers | **$ 12,103,617** | $ 149,555 |

The transactions giving rise to these balances have settled since year end.

(Expressed in U.S. dollars)

## 5. Securities Owned

| | 2006 | 2005 |
|---|---|---|
| Canadian provincial bonds | **$ 998,597** | $ 71,922 |
| Corporate bonds | **60,791** | 1,741,622 |
| Stocks | **80,480** | - |
| | **$ 1,139,868** | $ 1,813,544 |

## 6. Stock Exchange Shares

At March 31, 2006, the stock exchange shares consist of 100,000 common shares of the Bourse de Montréal Inc. received in exchange for the one seat of the Montreal Stock Exchange previously held by the company. The fair value of these shares amounts to $3,021,375 ($3,500,000 Cdn.). This value has been derived from the most recent information made available by the Bourse de Montréal Inc. which has established, as at March 31, 2006, a value of $35 Cdn per share using a discounted cash flow method.

## 7. Fixed Assets

| | | | **2006** |
|---|---|---|---|
| | **Cost** | **Accumulated Depreciation & Amortization** | **Net** |
| Technology equipment | **$ 253,602** | **$ 131,010** | **$ 122,592** |
| Furniture and fixtures | **77,248** | **27,121** | **50,127** |
| Leasehold improvements | **140,304** | **22,040** | **118,264** |
| | **$ 471,154** | **$ 180,171** | **$ 290,983** |

| | | | 2005 |
|---|---|---|---|
| | Cost | Accumulated Depreciation & Amortization | Net |
| Technology equipment | $ 232,982 | $ 74,093 | $ 158,889 |
| Furniture and fixtures | 47,555 | 23,276 | 24,279 |
| Leasehold improvements | 27,638 | 14,706 | 12,932 |
| | $ 308,175 | $ 112,075 | $ 196,100 |

During the current year, fully amortized assets with an original cost of $64,112 were removed from the accounts.

(Expressed in U.S. dollars)

## 8. Investment

| | 2006 | 2005 |
|---|---|---|
| 753 (2005 – 763) shares of Brockhouse Cooper SA (Pty) Ltd., a company subject to significant influence, representing a 25.10% (2005 - 25.40%) ownership interest. | | |
| Balance, beginning of year | **$ 277,279** | $ 346,169 |
| Purchase of additional shares | **-** | 2,099 |
| Disposal of shares | **(3,705)** | (59,448) |
| Dividend received during the year | **(272,023)** | (193,654) |
| Equity in earnings of Brockhouse Cooper SA (Pty) Ltd. for the year | **191,937** | 158,878 |
| Foreign exchange gain on re-valuation to year end rate | **11,528** | 23,235 |
| Balance, end of year | **$ 205,016** | $ 277,279 |

## 9. Due from Related Party

The amounts due from the related party at March 31 are as follows:

| | 2006 | 2005 |
|---|---|---|
| Brockhouse Cooper SA (Pty) Ltd. | **$ 149,258** | $ 106,135 |

These balances are non-interest bearing, due upon demand and have arisen from revenues collected on behalf of the related party net of expenses paid on behalf of the related party.

(Expressed in U.S. dollars)

## 10. Commitments

The company is obligated under an operating lease for its head office premises which terminates April 2013 and an operating lease for its disaster recovery premises which terminates in January 2008. The subsidiary company is obligated under an operating lease for its head office premises which terminates in July 2007. Annual and aggregate lease costs under these leases, exclusive of certain incremental occupancy costs, are as follows:

| Year ended March 31, | | |
|---|---|---|
| 2007 | $ | 255,000 |
| 2008 | | 215,000 |
| 2009 | | 181,000 |
| 2010 | | 181,000 |
| 2011 | | 198,000 |
| Thereafter | | 216,000 |
| | $ | 1,246,000 |

## 11. Regulatory Net Capital Requirement

As a registered broker-dealer and a member of the NASD, the company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2006 the company had regulatory net capital of $2,767,308 (2005 - $3,601,489), which was $1,595,566 (2005 - $3,259,182) in excess of its required regulatory net capital of $1,171,742. The Company's regulatory net capital ratio was 6.35 to 1 (2005 - 1.4 to 1).

# Brockhouse & Cooper Inc.
## Report on Internal Control Required by SEC Rule 17a-5
For the year ended March 31, 2006

BDO
Objectif croissance
Driving growth

BDO Dunwoody s.r.l./LLP
Comptables agréés et conseillers
Chartered Accountants and Advisors

4150, rue Sainte-Catherine O.
6e étage / 6th floor
Montréal Québec Canada H3Z 2Y5
Tél./Phone: (514) 931-0841
Téléc./Fax: (514) 931-9491
www.bdo.ca

# Independent Auditors' Report

**To the Shareholders of**
**Brockhouse & Cooper Inc.**
**Montreal, Quebec**

In planning and performing our audit of the consolidated financial statements of Brockhouse & Cooper Inc. (the Company) for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of any differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles of the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO
Objectif croissance
Driving growth

BDO Dunwoody s.r.l./LLP
Comptables agréés et conseillers
Chartered Accountants and Advisors

4150, rue Sainte-Catherine O.
6e étage / 6th floor
Montréal Québec Canada H3Z 2Y5
Tél./Phone: (514) 931-0841
Téléc./Fax: (514) 931-9491
www.bdo.ca

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatments caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Dunwoody LLP

Chartered Accountants

Montreal, Quebec
April 28, 2006